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                            April 15, 2023

       Fu-Feng Kuo
       Chief Executive Officer
       Jyong Biotech Ltd.
       23F, No. 95, Section 1, Xintai 5th Road,
       Xizhi District, New Taipei City,
       Taiwan, 221

                                                        Re: Jyong Biotech Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 16,
2023
                                                            CIK No. 0001954488

       Dear Fu-Feng Kuo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure that you submitted a new drug application (NDA) to FDA in
                                                        December 2021. It is
not appropriate to assume that FDA will approve this NDA.
                                                        Accordingly, please
revise to remove your disclosures that you are    commercial-ready
                                                        and    near
commercialization.    Similarly revise the disclosure indicating that you have
                                                           successfully
developed a series of drug candidates.
 Fu-Feng Kuo
FirstName   LastNameFu-Feng Kuo
Jyong Biotech   Ltd.
Comapany
April       NameJyong Biotech Ltd.
       15, 2023
April 215, 2023 Page 2
Page
FirstName LastName
2. In your pipeline table, we note that the arrows for your new drug (plant derived) IC are drawn to the end of the pre-clinical column on page 1 and on page 97 the arrows pass the pre-clinical stage and enter phase I. However, your disclosure in the prospectus and business section indicates that the pre-clinical portion of the clinical trial for this new drug is still ongoing. Please shorten the arrows in the pipeline table on page 1 and 97 to match the current status of the IC drug.
3. Please revise the pipeline table to identify the indications for each of the three product candidates. Also, tell us why the IC drug candidate shows both US and Taiwan given your disclosure on page 101 that Phase 1 trials are expected to be conducted in Taiwan.
4. With a view to disclosure, please tell us whether MCS-2 and PCP are the same drug In this regard, we note that you appear to present the same Phase 1 data for both candidates on pages 104 and 110.
5. We note your disclosure on pages 1-2 that MCS-2 has a powerful antioxidant capacity and can reduce inflammatory cytokines. We also note your disclosure on page 2 that it takes effect by reducing oxidative stress and inflammation and has a dose-response effect. Please tell whether each of these performance claims is supported by the
         disclosures presented in your Business section.
6.       Please revise to explain briefly the term    I-PSS    and provide a
more detailed description
         in the Business section. Also, explain the term    bespoke    at first
use.
7. Please revise your disclosure on page 2 to clarify the status of your NDA We note your disclosure that you submitted the application in December 2021; however, it is not clear if or when FDA accepted this application. Also, if known, explain why the application remains pending beyond the ten-month period referenced on page 124. Risk Factor Summary, page 7

8. We note that your summary risk factors are five pages in length. Please limit your summary risk factors to no more than two pages that summarize the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b)
         of Regulation S-K for guidance.
Risks Related to Our Business and Industry , page 9

9. You include a risk factor summary stating that you have been involved in legal proceedings in the ordinary course of your business. Please amend here and the header on page 30 to clarify, if true, that you are involved in active legal proceedings.
If we encounter delays..., page 19

10. We note your disclosure that you have experienced enrollment delays. Please revise to identify which trial or trials have been delayed and whether the delay or delays persist.
 Fu-Feng Kuo
FirstName   LastNameFu-Feng Kuo
Jyong Biotech   Ltd.
Comapany
April       NameJyong Biotech Ltd.
       15, 2023
April 315, 2023 Page 3
Page
FirstName LastName
Use of Proceeds, page 68

11. Please revise to disclose how the proceeds will be allocated across the three drug candidates. In this regard, we note your disclosure on page 18 that all of your key drug candidates are still in development.
Enforcement of Civil Liabilities, page 73

12.      Please provide Conyers Dill & Pearman   s consent for the disclosure
concerning statutory
         enforcement in the Cayman Islands.
Management's Discussion and Analysis..., page 77

13. We note disclosures on pages 77, 97 and 98 comparing the safety and efficacy of your
         MCS-2 candidate to other drugs that have reached commercialization. Please note that you do not have a basis to compare your candidate to other products or third party product candidates unless you have conducted head to head trials. Please revise your registration statement accordingly.
Industry Overview
Benign Prostatic Hyperplasia, page 93

14. The table on page 93 shows a comparison of the commonly used BPH drugs and MCS-2.
         Please revise the table to reflect, if true, that FDA and/or comparable regulatory bodies have approved each of the five competitive products and that MCS-2 has not been similarly approved. Also, tell us why your table does not reflect any typical side effects given the AEs reflected in your clinical trials discussion on pages 104-108. Please amend the graph to similarly include the molecular formula for MCS-2, and identify the first line drugs referenced in the pros section for MCS-2.
Prostate Cancer Prevention, page 94

15. Please revise to provide support for the statement that Chinese herbal medicine treatment for prostate cancer can achieve a better therapeutic effect.
Business
Overview, page 97

16. You make several assertions regarding the safety and efficacy of your product candidates
         MCS-2 and PCP. Safety and efficacy determinations are solely within the authority of the
         FDA or applicable foreign regulator. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidate is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements about your drug candidates:
 Fu-Feng Kuo
FirstName   LastNameFu-Feng Kuo
Jyong Biotech   Ltd.
Comapany
April       NameJyong Biotech Ltd.
       15, 2023
April 415, 2023 Page 4
Page
FirstName LastName
                "It is a new drug developed with clinical safety and sustained efficacy." page 1
                "Phase 1 clinical trials have indicated reliable efficacy and favorable safety profile."
              page 2
                "Superior new drug candidate...with promising efficacy and safety." page 2
                "Excellent safety profile"; "can be used alone or in
combination with existing first-
              line drugs to produce synergistic effects."
17. We note your references on pages 97 and 98 to the presence of medical-grade active pharmaceutical ingredients in your two lead candidates. Please revise to identify these ingredients and/or the applicable plant.
Our Strategies, page 101

18. We note your disclosure concerning letters of intent received as of June 30, 2022 relating to distribution and licensing rights of MCS-2. Please update your disclosures to clarify the current status of these offers and/or overtures.
Clinical Data, page 104

19. We note your disclosure on page 122 indicating that clinical trials are typically conducted in sequential order beginning with a Phase 1 trial. Please revise to discuss the timing and sequencing of your MCS-2 trials. In this regard, we note that the Phase 2 trials took place in the 2004-2006 timeframe and your Phase 3 trials appear to have taken place in the
         2009-2011 timeframe. As such please explain why the Phase 1 trials occurred several years later in the 2015-2017 timeframes. Also, discuss the timing of the NDA filing relative to when the clinical trials were completed.
20.      Please disclose where the Phase 1 studies were conducted.
21. We note your disclosure describing multiple clinical trials for MCS-2 and PCP. Please revise the disclosure to provide p-values and conclusions as to the statistical significance of all primary and, if applicable, secondary endpoints. If no statistical analysis was performed please disclose this point.
22.      We note the references to    efficacy    and    efficacy data    in
the Phase 1 discussion. Please
         tell us your basis for using these terms in presenting these Phase 1 results. In this regard, it is not clear that a higher concentration of the active ingredient in patient serum relates to efficacy. Also, tell us your basis for concluding that coadministration of MCS-2 would not affect the efficacy of midazolam and bupropion solely based on the lack of significant differences in the concentration levels of these two drugs. For instance, please tell us whether I-PSS was assessed in your clinical drug-drug interaction study.
Clinical Drug-Drug Interaction, page 104

23. You state that in the study of clinical drug-drug interaction of MCS-2 the total and peak exposure of bupropion, midazolam, and their measured metabolites were not significantly altered after multiple daily doses of MCS-2. Please expand to discuss bupropion and
 Fu-Feng Kuo
FirstName   LastNameFu-Feng Kuo
Jyong Biotech   Ltd.
Comapany
April       NameJyong Biotech Ltd.
       15, 2023
April 515, 2023 Page 5
Page
FirstName LastName
         midazolam and the significance of your results in this study as well as the clinical drug interaction study of PCP on page 110. In this regard, please clarify what indication or indications are treated with bupropion and/or midazolam. Pharmacokinetics, page 104

24. We note that you reference a figure that indicates the concentration of active ingredients in the serum used. Please include the referenced figure or list the concentration of active ingredients.
Phase II Clinical Studies, page 105

25.      Please expand your Phase II and Phase III    Efficacy    sections to
present the I-PSS data in
         addition to the percentage changes that are currently disclosed. Phase III Clinical Studies
Description of Clinical Studies, page 106

26. Please revise to clarify when these Phase III studies were conducted. In this regard, we note that FDA and TFDA approval dates are disclosed but the timeframes for the trials are not clear.
Efficacy, page 107

27. Please revise to disclose the I-PSS results for the 28 patients who received between 15-30 mg/day.
Safety, page 108

28. You state that the most common adverse events reported in phase III clinical trials were gastrointestinal disorders, infections and infestations, musculoskeletal and connective tissue disorders, and investigations, repressing 11.7%, 7.0%, 5.7%, 5.1% of the
         545 subjects, respectively. Please amend to clarify whether these adverse events are related or unrelated to MCS-2. If unrelated, please discuss the related AE disclosed in the
         Phase III Clinical Trial table on page 107.
29. Regarding the phase III OLEs, clarify whether the adverse events mentioned were related or unrelated to MCS-2. If unrelated, please discuss the related AEs listed in the table and discuss how you concluded that phase III OLEs has an excellent safety profile after 52 weeks.
PCP
Anti-inflammatory Activity, page 109

30. We note you reference a diagram illustrating how IL-6-mediated inflammation can be a therapeutic target for prostate cancer. Please include the diagram or remove such statement.
 Fu-Feng Kuo
FirstName   LastNameFu-Feng Kuo
Jyong Biotech   Ltd.
Comapany
April       NameJyong Biotech Ltd.
       15, 2023
April 615, 2023 Page 6
Page
FirstName LastName
Commercialization Strategies, page 112

31. We refer to your risk factor disclosure on page 14. Please revise to identify and discuss the
            other marketing channels    to sell MCS-2.
32. Please revise your disclosures on page 112 to discuss your US commercialization and pricing strategies. In this regard, your disclosures in these two sections are limited to your plans for Taiwan.
IC
Clinical Data
Preclinical Studies, page 112

33. In your preclinical studies of IC you note that the particle size distribution is narrow with low polydispersity indicating that a highly homogeneous microemulsion has been successfully prepared. Please define microemulsion and discuss the relevance of the initial findings.
Taizhou Collaboration Framework Agreement, page 113

34. Please revise to disclose the term and termination provisions for the 2018 and 2019 agreements and file them as exhibits or advise.
Intellectual Property
Patents, page 116

35. We note the table you provided listing all key patents as of the date of this prospectus.
         Please also include the type of patent protection (i.e. composition of matter, use, or process) and whether the patents have been granted or whether patent applications are pending.
Employees, page 117

36. Please update your Employees and Facilities disclosures, which currently reflect the status of your business as of June 2022.
Management
Directors and Executive Officers, page 149

37. We note your descriptions of each executive officer and director. Please revise to describe the business experience during the past five years of each executive officer and director.
         For instance, we note that the discussion for Dr. Fenglin Hsu does not cover this period.
         Please refer to Item 401(e)(1) of Regulation S-K.
7. Leases, page F-16

38. If material, please disclose the amount related to your land use rights agreement acquired
 Fu-Feng Kuo
Jyong Biotech Ltd.
April 15, 2023
Page 7
      from the Bureau of Natural Resources and Planning in Taizhou, China reported within the
      Operating right-of-use assets on your balance sheets. Please disclose in the filing the anticipated costs, timing, and funding sources related to the building of your Factory
      Project.
General

39. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameFu-Feng Kuo
                                                           Division of
Corporation Finance
Comapany NameJyong Biotech Ltd.
                                                           Office of Life
Sciences
April 15, 2023 Page 7
cc:       Yang Ge
FirstName LastName